Beespoke Capital LLC

Financial Statements
For the Period from Inception (June 1, 2018) through October 31, 2019

TABLE OF CONTENTS

	Page(s)
Independent Registered Public Accounting Firm's Report	3 - 4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 11

Supplementary Schedules:
I. Computation of Net Capital Pursuant to Net Capital Rule 15c3-1 included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing and Reconciliation	12
II. Computation for Determination of Reserve Requirements Under Rule 15c3-3	13
III. Information Relating to Possession or Control Requirements Under Rule 15c3-3	13
Independent Registered Public Accounting Firm's Report on Management's Assertions Regarding Exemption Claimed from Rule 15c3-3	14
Exemption Report Requirement for Broker/Dealers Under Rule 17a-5 of the Securities and Exchange Act of 1934	15
Independent Accountant's Report on Applying Agreed Upon Procedures SIPC Assessment Reconciliation Pursuant to Form SIPC 7	16 - 18



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Beespoke Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Beespoke Capital LLC as of December 31, 2018, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Beespoke Capital LLC as of December 31, 2018, and the results of its operations and its cash flows for the period from inception (June 1, 2018) through October 31, 2019 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Beespoke Capital LLC's management. Our responsibility is to express an opinion on Beespoke Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Beespoke Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Beespoke Capital LLC's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.

- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).

- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Beespoke Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Beespoke Capital LLC's auditor since 2019.

Summit llc

Summit LLC
Denver, Colorado
December 21, 2019

BEESPOKER CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2019

ASSETS

Cash	$	6,714
Fee income receivables		2,616
Due from consultant		918
	$	**10,248**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	1,050
Total liabilities	1,050

COMMITMENTS AND CONTINGENCIES (Notes 4, 5 and 6)

MEMBERS' EQUITY (Note 3):

Member's interests		30,000
Accumulated deficit		(20,802)
Total members' equity		9,198
	$	**10,248**

The Accompanying Notes are an integral part of these Financial Statements.

BEESPOKER CAPITAL, LLC

STATEMENT OF OPERATIONS
PERIOD FROM JUNE 1, 2018 THROUGH OCTOBER 31, 2019

REVENUE:

Services and fee income	$	7,068
Total revenue		7,068

EXPENSES:

Licenses, agreements and permits	9,965
Rent and occupancy	6,625
Commission expense	3,534
Communication	256
Professional fees	7,490
Total expenses	27,870

NET INCOME BEFORE INCOME TAX PROVISION		(20,802)
NET LOSS	$	**(20,802)**

The Accompanying Notes are an integral part of these Financial Statements.

BEESPOKER CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
PERIOD FROM JUNE 1, 2018 THROUGH OCTOBER 31, 2019

	Members' Interests	Retained Earnings (accumulated deficit)
BALANCES, June 1, 2018	$ -	$ -
Contributions	30,000	-
Net loss	-	(20,802)
BALANCES, October 31, 2019	$ 30,000	$ (20,802)

The Accompanying Notes are an integral part of these Financial Statements

BEESPOKER CAPITAL LLC

STATEMENT OF CASH FLOWS
PERIOD FROM JUNE 1, 2018 THROUGH OCTOBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(20,802)
Adjustments to reconcile net income(loss) to net cash provided by operating activities:		
Increase in fee income receivables		(2,616)
Increase in due from consultant		(918)
Increase in accounts payable and accrued expenses		1,050
Net cash used in operating activities		(23,286)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Contributions by members		30,000
Net cash used in financing activities		30,000
NET DECREASE IN CASH		6,714
CASH, at beginning of period		-
CASH, at end of period	$	6,714

The Accompanying Notes are an integral part of these Financial Statements.

NOTE 1 -   BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

BEESPOKE CAPITAL LLC (the "Company") was incorporated as a limited liability company in the state of Colorado on June 1, 2018. The Company's primary activity is marketing private placement securities (the "Funds") as a placement agent for accredited investors and institutions for third party fund managers. The Company commenced operations in September of 2018 and registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. as broker-dealer on September 25, 2018.

The Company, under rule 15c3-3(k)(2)(i), is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry customer accounts or execute or clear customer transactions.

Revenue Recognition

The Company has entered into one placement agent agreement with an investment manager or Fund Manager. The Fund Manager pay the Company a portion of their monthly management fee. The fee income is recorded on an accrual basis, estimating fees based on subsequent payments. Currently this Company has one agreement in place.

Income Taxes

The Company is taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for income taxes included in the accompanying financial statements. All income and expenses are reported by the Company's members on their respective tax returns. The 2018 through 2019 tax years generally remain subject to examination by U. S. federal and most state tax authorities.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of October 31, 2019.

NOTE 2 - PRIVATE PLACEMENT ARRANGEMENTS

All investor capital is introduced to third party hedge funds and private equity funds on a fully disclosed, third party basis. The agreement with the Fund is 20% of the fees charged to the investors from the Fund. There is currently only one placement agreement in place.

NOTE 3 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At October 31, 2019, the Company had net capital and net capital requirements of $9,198 and $5,000, respectively which varies from the form with filed with the SEC of $7,890 and $5,000, respectively (difference is immaterial). The Company's net capital ratio (aggregate indebtedness to net capital) was 0.13 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 -   CONCENTRATION OF CREDIT RISK

The Company has entered into a private placement agreements with a fund. Currently, the Company receives a portion of the management fees from that manager. The Company currently only has one placement agreement in place.

NOTE 5 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company may introduce client investor accounts to various hedge funds and private equity funds (Fund or Funds), all of which are managed by third-party fund managers. Institutional investors that choose to invest in the Fund transact directly with the Fund/Fund Manager. The Company does not take discretionary control over any account or funds. The Funds, to which the Company introduces investors, pay the Company a portion of the management and performance fees received by the Fund.   In the event the Company does not satisfy its placement agreement terms, the agreement may result in termination.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by a Fund, and if the Fund is not able to offset such losses, the Fund could lose all of its assets and the introduced investors in the Fund could realize a loss. The Company would, therefore, lose management and performance fees associated with the introduced capital of the investor to the Fund.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and amount can be reasonably estimated. In the opinion of Management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position or the cash flows of the Company. For the period from inception through and as of October 31, 2019, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation.

NOTE 6 -   SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through December 21, 2019, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

BEESPOKE CAPITAL LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
AND RECONCILIATION
OCTOBER 31, 2019

CREDIT:

Members' equity | $ | 9,198

DEBITS:

Nonallowable assets

Total debits | | -

NET CAPITAL | | 9,198

Minimum requirements of 6 2/3% of aggregate indebtedness of
$1,050 or $5,000, whichever is greater | | 5,000

Excess net capital | $ | **4,198**

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses | $ | **1,050**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | **0.13 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of October 31, 2019.

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.



Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Beespoke Capital LLC

We have reviewed management's statements as of and for the period from inception (June 1, 2018) through December 31, 2019, included in the accompanying Exemption Report, in which (1) Beespoke Capital, LLC's identified the following provisions of 17 C.F.R. §15c3-3(k) under which Beespoke Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof and (2) Beespoke Capital LLC stated that Beespoke Capital, Beespoke Capital LLC exception. Beespoke Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beespoke Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Denver, Colorado
December 21, 2019

BEESPOKER CAPITAL, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

PERIOD FROM JUNE 1, 2018 THROUGH OCTOBER 31, 2019

To the best knowledge and belief of BEESPOKE CAPITAL LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent period ending October 31, 2019.

_____

Erin Kogan
CEO/CFO/CCO


INDEPENDENT ACCOUNTANT'S REPORT

To the Member of Beespoke Capital LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Beespoke Capital LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from inception (June 1, 2018) through October 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the period ended October 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the period ended October 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the period ended October 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
December 21, 2019

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
OCTOBER 31, 2019

General Assessment per Form SIPC - 7 including interest	$	13
Less payments made with SIPC - 6		-
Amount paid with Form SIPC - 7	**$**	**13**